FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of SEPTEMBER, 2004

MADISON ENTERPRISES CORP. (File #0-29250)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

Madison Enterprises Corp. News Release Dated September 1, 2004,

2.

Madison Enterprises Corp. News Release Dated September 22, 2004,

3.

Madison Enterprises Corp. Interim Financial Statements Dated September 22, 2004,

4.

Madison Enterprises Corp. Notice of Extraordinary General Meeting, Information Circular, Proxy and Request for Voting Instructions Dated September 23, 2004.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MADISON ENTERPRISES CORP.

(Registrant)

Date: October 4, 2004

By:

“James G. Stewart”

 James G. Stewart

Its:

 Secretary

(Title)

October 4, 2004

VIA EDGAR

SECURITIES AND EXCHANGE COMMISSION

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Madison Enterprises Corp - (File #0-29250)

Form 6-K

On behalf of Madison Enterprises Corp., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

MADISON ENTERPRISES CORP.

“James G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Pam Morris

Miller Thomson, Attention:  Rupert Legge, fax:  604-643-1200

MADISON

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

ENTERPRISES CORP.

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

September 1, 2004

Trading Symbols:  TSX Venture – MNP

OTC\BB-MDSEF

Web Site:  www.madison-enterprises.com

NEW HIGH-GRADE GOLD ZONE DISCOVERED AT MT. KARE

Madison Enterprises Corp. (“Madison”) is pleased to announce that it has received initial surface sampling results from the follow-up from its recently completed induced polarization (“IP”) geophysical surveying at Mt. Kare.

A trench testing a weak IP chargeability anomaly located 40 metres to the north of the northernmost known extent of the Western Roscoelite Zone returned 17.2 g/t gold and 150 g/t silver over 4.2 metres.  The trench did not completely expose the full width of the zone.  Numerous widespread pit samples located no more than 20 metres from the trench returned values from 1.49 g/t gold to 15.5 g/t gold.  It appears that the Western Roscoelite Zone is structurally displaced to the northwest beyond the extent of previous drilling and remains open to expansion to the northwest and possibly the southeast.  A fan of short drill holes is planned to test the potential of this new high-grade area.

Madison’s IP survey was designed to identify the chargeability and resistivity IP geophysical characteristics of the known mineralization previously outlined at Mt. Kare and to expand the survey grid well beyond the area of known mineralization to search for similar features, using the IP geophysical characteristics of the known mineral resource as a comparative interpretive guide.

The IP survey shows that these geophysical trends remain open to considerable further expansion to the south as well as northward towards, and within, the extensive Pinuni Creek structural corridor.  These geophysical features contain numerous targets that have been the focus of a recently completed limited drilling and follow-up surface exploration program.  Madison expects to receive all results from this program by mid-September.

In order to fund the next and subsequent phases of drilling at Mt. Kare, Madison is engaged in discussions to carry out, subject to regulatory approval, a private placement to raise a minimum of $5,000,000 as soon as possible following the completion of a proposed consolidation of Madison’s share capital on a one for five basis.  The proposed consolidation is a necessary step to allow Madison to take advantage of a rising gold market and undertake future financings at prices that are more favourable to Madison’s shareholders.  This, in turn, should allow Madison to continue to explore aggressively the numerous targets at Mt. Kare and at its Lewis property in Nevada on an uninterrupted basis for an extended period of time and thereby expand the resources at each property.  Madison believes continued exploration successes, such as the new high-grade zone at Mt. Kare, will ultimately result in a greater market capitalization for its common shares.

Madison presently has 85,621,583 shares outstanding and will have 17,124,316 shares outstanding upon completion of the proposed consolidation.  The consolidation is subject to shareholder approval and the acceptance of the TSX Venture Exchange.  Upon completion of the consolidation, Madison’s name will be changed to “Madison Exploration Ltd.”

To find out more about Madison Enterprises Corp. (TSX-V: MNP), please visit our website at www.madison-enterprises.com.

On behalf of the Board of Directors of

MADISON ENTERPRISES CORP.

“Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

MADISON

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

ENTERPRISES CORP.

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

September 22, 2004

Trading Symbols:  TSX Venture – MNP

OTC\BB-MDSEF

Web Site:  www.madison-enterprises.com

EXPLORATION UPDATE ON MT. KARE & LEWIS PROPERTIES

Madison Enterprises Corp. (TSX-V: MNP) is pleased to provide an exploration update for both its Mt. Kare Property in Papua New Guinea and its Lewis Property in Nevada.

Mt. Kare Property - Trenching and Drilling Confirm Positive Correlation Between Favourable Geologic Targets and Recent Geophysical Results

Madison’s initial limited follow-up exploration program to its recently completed Induced Polarization (“IP”) geophysical survey included a surface program of prospecting, pitting and trenching as well as five drill holes testing four targets totaling approximately 1,200 metres of core.  The IP survey was designed to identify the chargeability and resistivity IP geophysical characteristics of the known mineralization previously outlined at Mt. Kare and to expand the survey grid well beyond the area of known mineralization to search for similar features, using the IP geophysical characteristics of the known mineral resource as a comparative interpretive guide.

The known mineral resource at Mt. Kare (approximately 1.8 million ounces of gold and 23.8 million ounces of silver) covers a surface area measuring approximately 600 metres by 800 metres and is characterized by a series of coincident high chargeability and high resistivity anomalies.  The IP survey successfully showed that the geophysical signatures associated with this mineralization directly extend well beyond the current resource outline.  Both the surface program and the drilling program have confirmed this.  Based on contoured results of the IP survey, the total area of coincident high chargeability and resistivity features has increased three-fold and now measures a minimum of 800 metres by 2,400 metres, most of which has not been drill tested.  In addition to new targets located in this expanded area, chargeability/resistivity targets also occur within the area of Madison’s current mineral resource outline that have not yet been drilled.  Madison intends to undertake an aggressive follow-up surface and drill program beginning in November following completion of financing following the proposed share consolidation.

The following table outlines the most significant mineralized intervals from four of the five recently completed drill holes:

Drill Hole	Azimuth/Dip	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	Au Equiv. (g/t)*
236	135º/-65º	151	152	1	0.26	84.0	1.66

237	135º/-86º	161	163	2	1.13	0.7	1.14

239	132º/-76º	38	39	1	–	413.0	6.90
		53	54	1	0.99	4.7	1.07
		170	171	1	1.46	5.7	1.56
		198	239	41	1.0	11.3	1.19

Drill Hole	Azimuth/Dip	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	Au Equiv. (g/t)*
	incl.	198	201	3	3.46	1.9	3.49
	and	223	239	16	1.53	26.3	1.97
	and	225	230	5	3.04	13.9	3.27
		262	265	3	1.23	1.3	1.25
		282	283	1	4.25	3.6	4.31
		288	290	2	1.07	0.8	1.08
		320	323	3	1.55	2.4	1.59

240	135º/-55º	4	5	1	1.29	5.3	1.38
		73	74	1	0.58	138.0	2.88
		99	101	2	0.12	171.8	2.99
		117	118	1	0.31	109.0	2.13
		155	159	4	1.18	10.5	1.36
		163	169	6	1.14	8.5	1.28
		174	177	3	0.87	56.9	1.82
		181	182	1	0.82	171.0	3.68
		184	185	1	1.47	155.0	4.06

*

The Au equivalent calculation is based on a 60:1 ratio

Drill holes 236 and 237 tested the same geophysical target and due to local topography were not ideally located.  This target may be re-drilled from a higher topographic elevation in subsequent programs. Drill hole 238 appears to have been drilled away from the source of the weak geophysical target to the northwest of the Black Zone.  Drilling towards the southeast will occur in follow-up programs.  Hole 239 intersected a very wide interval of geochemically anomalous mineralization between 152 and 290 metres, grading 0.59 g/t gold equivalent, indicative of a very large altered and mineralized system. Favourable results in hole 239 has successfully extended the C-9 Zone an additional 50 metres southward beyond previous known limits, and opening this trend to further expansion.  Drill hole 240 also extended the Central Zone mineralization further to the south beyond previous known limits.  Of particular interest within the results from hole 240 are the significantly higher silver values distributed throughout.  Higher silver results within this geologic environment are often reflective of the upper levels of mineralizing systems, which overlie the deeper gold-enriched levels of these large systems. Future drilling at this location will be targeted beneath the intervals intersected in hole 240.

Trenching was undertaken to both the north and south of the area of previously identified resources and successfully identified a new high-grade discovery beyond the northernmost known extent of the Western Roscoelite Zone that returned 17.2 g/t Au and 150 g/t Ag (19.71 g/t Au equivalent) over 4.2 metres.  Results for many of the samples are still pending, however, the most significant results from trenches and pits in the North Roscoelite area are as follows:

Location	Trench # / Pit	Interval (m)	Au (g/t)	Ag (g/t)	Au Equivalent (g/t)
North Roscoelite	Trench M109	0.7	1.63	36.0	2.23
	Pit 109A		1.70	pending	pending
	Pit109B		3.40	pending	pending
	Pit109C		2.25	83.0	3.64
	Trench M127	4.2	17.2	150.0	19.71

Location	Trench # / Pit	Interval (m)	Au (g/t)	Ag (g/t)	Au Equivalent (g/t)
	Pit 127A		9.3	9.0	9.45
	Pit 127B		16.9	13.0	17.10
	Pit 127C		3.5	10.5	3.68
	Pit 127D		1.5	10.6	1.68
South Extension	Trench M125		pending	pending	pending
	Trench M126		pending	pending	pending

Trench M109 is located 100 metres north of the high-grade discovery trench, M127, and both are coincident with an IP chargeability anomaly.  Sampling of the Southern Extension has identified several areas of geochemically anomalous altered sediments and intrusives.  These altered and mineralized intervals coincide with the IP results from Madison’s southernmost geophysical survey lines where trenches M125 and M126 are located 300 metres south of the previously outlined mineral resources.

The successful results obtained in the limited follow-up program have confirmed this exploration approach and Madison expects that future exploration of the geophysical trends identified in the IP survey will continue to expand the gold resources at Mt. Kare to the south as well as northward towards, and within, the extensive Pinuni Creek structural corridor.  Madison anticipates that the next phase of drilling at Mt. Kare will be underway in early November.

The independent engineering firm of Watts Griffis & McOuat has estimated a current mineral resource at Mt. Kare of 14.68 million tonnes grading 2.36 g/t gold and 33.7 g/t silver and inferred mineral resources of 10.85 million tonnes grading 1.98 g/t gold and 22.7 g/t silver (using a 1.0 g/t gold equivalent cut-off and with the cutting of high grade gold assays to 30 g/t) representing approximately 1.8 million ounces of gold and 23.8 million ounces of silver.  For the methodology used in the resource calculation, please refer to Madison’s March 19, 2004 news release that is posted on Madison’s web-site at www.madison-enterprises.com.

Madison is also pleased to report that the Papua New Guinea Department of Mining has approved Madison’s application to extend the exploration licence that comprises the Mt. Kare Property for a further two years to August 28, 2006.  Madison owns a 90% interest in the Mt. Kare Property while holding a 10% interest in trust for the Mt. Kare landowners.

Lewis Property - Prospecting and Sampling Identifies On-Trend and Parallel Mineralized Structural Targets

In addition to its work in Papua New Guinea, Madison has also completed a one-month prospecting and rock and soil geochemical sampling program at its Lewis Property located in the Battle Mountain mineral district of central Nevada.  The purpose of this program was to provide preliminary information from three of the sub-parallel structural trends associated with the principal mineralized zone, the Virgin Structural Zone.

Madison’s Lewis Property is strategically located within the Battle Mountain Mineral Belt, immediately adjacent to the north and northwest of Newmont Mining Corporation’s Phoenix-Fortitude Property, in respect of which Newmont has reported current mineable reserves of 174 million tons grading 0.034 oz/t gold, containing 6,000,000 ounces of gold at US$300 per ounce along with an additional 73.8 million tons grading 0.026 oz/t gold not included as mineable reserves.  Past production for the Phoenix-Fortitude Property exceeded 2,000,000 ounces of gold.  Newmont has announced that it is in the process of bringing the Phoenix-Fortitude Property back into production.

Exploration of the Lewis Property has successfully outlined a geological environment identical to that underlying the Phoenix-Fortitude Property, including a direct on-strike extension of the hosting stratigraphy, controlling structures and mineralizing styles.

Madison’s preliminary evaluation of these historic trends confirms structure, geology and mineralization very similar to that encountered at the more extensively explored Virgin Structural Zone.  Previous drilling by Madison on the Virgin Structural Zone returned up to 0.512 oz/ton gold over 105 feet in drill hole MAD-05 within a gold-bearing zone that extends to at least 1,850 feet and is open to expansion both laterally and vertically.  Although soil geochemical results are still pending, very favourable prospecting rock results were obtained from each of the Hider, White & Shiloh and Trinity areas of the property:

Location	Sample #	Au (g/t)	Ag (g/t)	Au Equivalent (g/t)
Trinity	2A	0.30	32.1	0.84
	6A	0.62	97.6	2.25
	7A	0.63	118.0	2.60
	7B	0.48	245.0	4.57
	49	1.45	198.0	4.76

White & Shiloh	32A	0.68	492.0	8.90
	32B	4.77	751.0	17.31
	45	3.76	155.0	6.35

Hider	47A	14.55	1,085.0	32.67
	47B	1.08	35.6	1.68

The Trinity area is located between 500 and 1,000 metres east of the White & Shiloh area, located 500 metres east of the Hider Structural Zone.  The Hider Structural Zone is immediately on-trend to the northwest of the Virgin Structural Zone and may represent the northward extensions beyond Madison’s present area of drilling.  Samples 47A and 47B are located 1,500 metres north of Madison’s northernmost drill hole on the Virgin Structural Zone.

Madison is planning to resume exploration activities, including additional drilling, at the Lewis Property in mid-November.

Madison is presently working to increase market awareness of its business and properties through gold industry websites such as www.goldcolony.com, www.goldseek.com and www.goldreview.com.  To find out more about Madison Enterprises Corp. (TSX-V: MNP), please visit our website at www.madison-enterprises.com.

On behalf of the Board of Directors of

MADISON ENTERPRISES CORP.

“Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)
INCORPORATED AS PART:	X	Schedule A
	X	Schedule B and C
ISSUER DETAILS
Name of Issuer	For Quarter Ended	Date of Report YY/MM/DD
Madison Enterprises Corp.	July 31, 2004	2004/09/22
Issuer’s Address	Issuer’s Fax No.	Issuer’s Telephone No.
2000 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9	(604) 331-8773	(604) 331-8772
Contact Person James G. Stewart	Contact’s Position Secretary	Contact’s Telephone No. (604) 331-8772
Contact Email Address Jstewart@mine-tech.com	Web Site Address www.madison-enterprises.com
CERTIFICATE

The three schedules required to complete this Report are attached and the disclosures contained herein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Director’s Signature “Chet Idziszek”	Print Full Name Chet Idziszek	Date Signed YY/MM/DD 2004/09/22
Director’s Signature “James G. Stewart”	Print Full Name James G. Stewart	Date Signed YY/MM/DD 2004/09/22

MADISON ENTERPRISES CORP.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended July 31, 2004

(Unaudited – Prepared by Management)

Unaudited Interim Financial Statements

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the period ended July 31, 2004.

Madison Enterprises Corp.

(An exploration stage company)

Consolidated Balance Sheets

As at

(expressed in Canadian dollars)

	July 31, 2004	October 31, 2003
ASSETS
Current
Cash and cash equivalents	$ 507,557	$ 664,653
Marketable securities	40,000	40,000
Receivables	121,861	241,854
Prepaid expenses and deposits	3,857	3,857
	673,275	950,364

Resource properties and deferred costs (Note 4)	45,165,088	43,271,169
Equipment	41,322	45,592
	$ 45,879,685	$ 44,267,125
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$ 265,614	$ 128,994
Shareholders’ Equity
Capital Stock (Note 5)
Authorized
300,000,000 common shares without par value
Issued
85,621,583 (October 31, 2003 – 76,545,583) common shares	58,132,878	55,882,956
Stock options	238,743	188,984
Share purchase warrants	84,477	150,659
Contributed surplus	1,167,167	1,167,167
Deficit	(14,009,194)	(13,251,635)
	45,614,071	44,138,131
	$ 45,879,685	$ 44,267,125

Nature and continuance of operations (note 1)

Subsequent event (note 9)

Approved by the Board:  “Chet Idziszek”  Director

            “James G. Stewart”  Director

Madison Enterprises Corp.

(An exploration stage company)

Consolidated Statements of Loss and Deficit

 (expressed in Canadian dollars, unaudited)

	Three Months Ended July 31, 2004	Three Months Ended July 31, 2003	Nine Months Ended July 31, 2004	Nine Months Ended July 31, 2003
EXPENSES
Amortization	$ 2,956	$ 3,657	$ 8,477	$ 14,954
Audit and accounting	362	519	362	5,019
Bank charges	578	444	1,420	1,146
Consulting fees	13,691	-	36,454	-
Filing fees	(16,451)	851	20,558	29,918
Insurance	-	-	173	3,725
Legal	19,040	13,198	67,078	61,020
Office and rent	35,337	70,271	92,498	208,730
Office cost reimbursement	-	(43,679)	-	(127,589)
Public relations	48,121	21,417	112,822	69,204
Shareholder information	-	455	3,046	8,143
Stock-based compensation (Note 5)	-	-	160,799	158,853
Transfer agent’s fees	1,451	1,327	9,393	9,139
Travel	1,793	3,839	47,113	17,827
Wages	81,322	52,841	202,484	209,717
	(188,200)	(125,140)	(762,677)	(669,806)
OTHER INCOME (EXPENSES)
Interest earned	2,887	11,767	8,810	25,204
Loss on sale of marketable securities	-	(15,774)	-	(15,774)
Foreign exchange (loss) gain	(6,178)	5,234	(3,692)	12,558
	(3,291)	1,227	5,118	21,988

Loss for the period	(191,491)	(123,913)	(757,559)	(647,818)

Deficit - Beginning of period	(13,817,703)	(13,046,494)	(13,251,635)	(12,522,589)

Deficit - End of period	$(14,009,194)	$(13,170,407)	$(14,009,194)	$(13,170,407)

Basic and diluted loss per share	$ (0.00)	$ (0.00)	$ (0.01)	$ (0.01)

Madison Enterprises Corp.

(An exploration stage company)

Consolidated Statements of Cash Flows

 (expressed in Canadian dollars, unaudited)

	Three Months Ended July 31, 2004	Three Months Ended July 31, 2003	Nine Months Ended July 31, 2004	Nine Months Ended July 31, 2003
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$ (191,491)	$ (123,913)	$ (757,559)	$ (647,818)
Items not affecting cash
Amortization	2,956	3,657	8,477	14,954
Loss on sale of marketable securities	-	15,774	-	15,774
Stock-based compensation	-	-	160,799	158,853
Change in non-cash working capital items relating to operating activities
Net decrease in prepaid expenses and deposits	-	4,285	-	30,000
Net (increase) decrease in accounts receivable	(7,398)	(43,484)	119,993	(194,996)
Net (decrease) in accounts payable and accrued liabilities	(28,912)	(21,343)	(28,829)	(15,465)
	(224,845)	(165,024)	(497,119)	(638,698)
CASH FLOWS FROM FINANCING ACTIVITY
Capital stock issued for cash	673,700	-	2,072,700	2,702,796
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of equipment	(1,457)	-	(4,207)	-
Proceeds from sale of marketable securities	-	21,212	-	21,212
Expenditures on resource properties	(943,654)	(565,071)	(1,728,470)	(1,387,537)
	(945,111)	(543,859))	(1,732,677)	(1,366,325)

(Decrease) increase in cash and cash equivalents	(496,256)	(708,883)	(157,096)	697,773

Cash and cash equivalents - Beginning of period	1,003,813	1,668,752	664,653	262,096

Cash and cash equivalents - End of period	$ 507,557	$ 959,869	$ 507,557	$ 959,869

Supplemental cash flow information (note 7)

Madison Enterprises Corp.

Notes to Interim Consolidated Financial Statements

For the nine months ended July 31, 2004

(Unaudited – Prepared by Management)

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated in the Province of British Columbia and is in the process of exploring its resource properties and has not determined whether these properties contain ore reserves that are economically recoverable.  To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

At July 31, 2004, the Company had working capital of $407,661, which management believes will be sufficient to meet the Company’s general and administrative expenses and minimum expenditure commitments on its resource properties for the coming year.  If the Company is to advance or develop its mineral properties further, it will be necessary to obtain additional funding and while the Company has been successful in the past, there can be no assurance that it will be able to do so in the future.

These interim unaudited consolidated financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future.  These interim unaudited consolidated financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

The business of exploring resource properties involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable operations.  The recoverability of amounts shown for resource properties is dependent upon the discovery of economically recoverable ore reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to complete exploration and subsequent developments, and upon future profitable production from the properties or proceeds from disposition.  The amounts shown as resource properties represent net costs to date, and do not necessarily represent present or future values.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Property title may be subject to unregistered prior agreements, transfers or native land claims, and title may be affected by undetected defects.

2.

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

While these interim unaudited consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements, they follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the consolidated financial statements for the year ended October 31, 2003.

3.

SIGNIFICANT ACCOUNTING POLICIES

These interim unaudited consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements of the Company except as described below.

Effective November 1, 2003, the Company elected to follow the fair value-based methodology for measuring all stock-based compensation.  The Company had previously used the intrinsic value-based method of accounting for employee and director stock options.

4.

RESOURCE PROPERTIES AND DEFERRED COSTS

	Mt. Kare Property, Papua New Guinea	Lewis Property, Nevada	Totals

Balance, October 31, 2003	$ 41,722,002	$ 1,549,167	$ 43,271,169

Assays	42,244	63,306	105,550
Camp/Office	42,712	1,639	44,351
Communications	41,303	722	42,025
Community Relations	7,079	-	7,079
Compensation Payments	16,258	-	16,258
Contractors- Computers/Drafting	16,662	10,341	27,003
Contractors-Geophysics	86,308	6,637	92,945
Contractors-Other	2,392	-	2,392
Drilling	108,154	35,070	143,224
Food Supplies and Catering	112,177	-	112,177
Fuel Supplies	68,764	-	68,764
Genealogy Study and Land Group Incorporation	1,805	-	1,805
Geologic Staff	147,369	105,959	253,328
Geological Supplies/Equipment	12,313	559	12,872
Helicopter	348,378	-	348,378
KDC Operating Budget	4,426	-	4,426
Land & Legal	31,938	11,268	43,206
Lawyer Fees	40,975	-	40,975
Licence Fees	2,121	234	2,355
Local Labour-Wages	95,817	-	95,817
Option Fees	-	118,335	118,335
Outside Contractors- Community Relations	233,247	-	233,247
Port Moresby Office	22,810	-	22,810
Property Insurance	13,256	12,500	25,756
Security	1,432	-	1,432
Technical reports, printing/copying	678	6,236	6,914
Travel & Accommodation	129,194	14,001	143,195
VAT Refundable	(122,700)	-	(122,700)
	1,507,112	386,807	1,893,919

Balance, July 31, 2004	$ 43,229,114	$ 1,935,974	$ 45,165,088

5.

CAPITAL STOCK

The Company’s authorized share capital consists of 300,000,000 common shares without par value.

	Number of Shares	Amount $
Balance, October 31, 2003	76,545,583	55,882,956
Private Placement (a)	3,179,000	632,378
Exercise of Stock Options	1,075,000	313,040
Exercise of Warrants	4,822,000	1,304,504
Balance, July 31, 2004	85,621,583	58,132,878

a)

On May 18, 2004 the Company completed a brokered private placement of 3,054,000 units at a price of $0.25 per unit for cash proceeds of $673,700, net of commissions of $57,263 and share issue costs of $32,538.  Each unit consists of one share and one half share purchase warrant, every full warrant entitling the purchase of one additional share of the Company at a price of $0.30 per share, if exercised on or before May 18, 2006.  The agent received a cash commission of $57,263 representing 7.5% of the gross proceeds pursuant to this private placement.  The agent also received a broker’s warrant entitling the purchase of up to 366,480 shares of the Company with the same terms as described above, an administration fee of $7,500 (included in share issue costs described above) and a corporate finance fee of 125,000 shares.  The fair value of the broker warrants is estimated to be $41,321 with a corresponding share purchase warrants amount recorded in shareholders’ equity.  The fair value was estimated using the Black-Scholes option pricing model with a risk-free interest rate of 3.07%, an expected life of two years, expected volatility of 81.11% and an expected dividend yield of 0.0%.

b)

During the nine months ended July 31, 2004, the Company granted a 100,000 share incentive stock option exercisable at a price of $0.46 per share until December 3, 2008 and 575,000 share incentive stock options exercisable at a price of $0.35 per share until March 10, 2009.  Stock-based compensation of $160,799 was recorded pursuant to the granting of these stock options.

The following assumptions were used for the Black-Scholes valuation of options granted during the current period.

Risk-free interest rate

3.5 – 4.1%

Expected life

5 years

Annualized volatility

77 – 79%

Dividend rate

    0%

6.

RELATED PARTY TRANSACTIONS

a)

The Company incurred the following expenses with directors and a company related by way of directors in common during the nine months ended July 31, 2004, and

      2003:

	2004 $	2003 $
Consulting fees	3,000	-
Legal fees	54,375	49,800
Exploration management and other expenditures on resource assets	25,025	27,224
Share issue costs charged to capital stock	-	22,844

b)

As at July 31, 2004, accounts payable and accrued liabilities include $Nil     (October 31, 2003 - $1,546) due to officers of the Company and companies related by way of directors in common.

c)

During the nine months ended July 31, 2004, the Company recorded reimbursements of $Nil (2003 - $127,589) for rental of office space from companies related by way of directors in common, under rental agreements between the related companies.

d)

During the nine months ended July 31, 2004, the Company funded some general and administrative expenses for companies related by way of directors in common.  At July 31, 2004, receivables include $106,819 (October 31, 2003 - $223,575) due from these related companies.

7.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

During the period ended July 31, 2004, the Company conducted the following non-cash transactions:

a)

Transferred $111,040 to capital stock on the exercise of stock options for which stock-based compensation had previously been recorded.

b)

Transferred $107,504 to capital stock on the exercise of broker warrants.

c)

Issued 366,480 broker warrants valued at $41,321 pursuant to a brokered private placement (Note 5a).

8.

SEGMENTED INFORMATION

The Company has one operating segment being the exploration of resource properties located in Papua New Guinea and the United States (Note 4).  All equipment is held in Canada.

9.

SUBSEQUENT EVENT

Subsequent to July 31, 2004, the Company proposed, subject to shareholder approval and TSX Venture Exchange acceptance, to consolidate it’s share capital on a one for five basis, thereby reducing the 85,621,583 shares currently outstanding to 17,124,316 shares.  Upon completion of the consolidation, the Company’s name will be changed to “Madison Minerals Inc.”

SCHEDULE B

SUPPLEMENTARY INFORMATION

MADISON ENTERPRISES CORP.

SUPPLEMENTARY INFORMATION

FOR THE NINE MONTHS ENDED JULY 31, 2004

1.

(a)   Deferred costs:

See Schedule A – Notes to Interim Financial Statements, Note 4. “Resource properties and deferred costs”

(b)

Breakdown of Office and Rent costs:

Office	$61,995
Rent	30,503
$92,498

(c)

Breakdown of Public Relations costs:

Expenses	$4,067
Fax	7,239
Investment conferences	5,757
Investor relations consultants	58,108
Internet	29,984
Printing	7,667
$112,822

2.

Expenditures made to non-arm’s length parties:

See Schedule A – Notes to Interim Financial Statements, Note 6.

3.

(a)   Securities issued during the period:

        See Schedule A – Notes to Interim Financial Statements, Note 5 and:

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Net Proceeds	Type of Consideration

18-Nov-03	Common shares	Exercise option	165,000	$0.17	$28,050	Cash
25-Nov-03	Common shares	Exercise warrants	100,000	$0.20	$20,000	Cash
28-Nov-03	Common shares	Exercise warrants	37,500	$0.25	$9,375	Cash

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Net Proceeds	Type of Consideration

01-Dec-03	Common shares	Exercise option	50,000	$0.17	$8,500	Cash
01-Dec-03	Common shares	Exercise option	50,000	$0.15	$7,500	Cash
17-Dec-03	Common shares	Exercise option	10,000	$0.17	$1,700	Cash
18-Dec-03	Common shares	Exercise option	125,000	$0.17	$21,250	Cash
29-Dec-03	Common shares	Exercise option	75,000	$0.20	$15,000	Cash
02-Jan-04	Common shares	Exercise warrants	37,500	$0.25	$9,375	Cash
19-Jan-04	Common shares	Exercise warrants	10,000	$0.20	$2,000	Cash
22-Jan-04	Common shares	Exercise option	100,000	$0.20	$20,000	Cash
30-Jan-04	Common shares	Exercise warrants	50,000	$0.25	$12,500	Cash
03-Feb-04	Common shares	Exercise option	500,000	$0.20	$100,000	Cash
13-Feb-04	Common shares	Exercise warrants	331,500	$0.25	$82,875	Cash
13-Feb-04	Common shares	Exercise warrants	17,000	$.025	$4,250	Cash
16-Feb-04	Common shares	Exercise warrants	818,750	$0.25	$204,688	Cash
16-Feb-04	Common shares	Exercise warrants	1,681,250	$0.25	$420,313	Cash
18-Feb-04	Common shares	Exercise warrants	125,000	$0.25	$31,250	Cash
23-Feb-04	Common shares	Exercise warrants	250,000	$0.25	$62,500	Cash
23-Feb-04	Common shares	Exercise warrants	1,303,500	$0.25	$325,875	Cash
26-Feb-04	Common shares	Exercise warrants	60,000	$0.20	$12,000	Cash
18-May-04	Common shares	Private placement	3,054,000	$0.30	$673,700	Cash-see note 5a)
18-May-04	Common shares	Private placement	125,000	$0.30	$0	Finance fee-see note 5a)

(b)

Options granted during the period:

Date Granted	Number	Type	Name	Exercise Price	Expiry Date

03-Dec-03	100,000	Director	Douglas Brown	$0.46	03-Dec-08
10-Mar-04	250,000	Consultant	Stewart Armstrong	$0.35	10-Mar-09
10-Mar-04	325,000	Consultant	David Scott	$0.35	10-Mar-09

4.        (a)   Authorized and issued share capital at July 31, 2004

			Issued
Class	Par Value	Authorized	Number	Amount
Common	N.P.V.	300,000,000	85,621,583	$58,132,878

(b)   Summary of options and warrants outstanding at July 31, 2004

Security	Number or Amount	Exercise or convertible price	Expiry Date

Options	2,140,580	$0.17	March 6, 2006
Options	502,000	$0.15	May 21, 2007
Options	1,843,420	$0.20	December 30, 2007
Options	100,000	$0.46	December 3, 2008
Options	575,000	$0.35	March 10, 2009
Warrants	1,891,666	$0.20	November 5, 2004
Agent Warrants	620,566	$0.20	November 5, 2004
Warrants	1,527,000	$0.30	May 18, 2006
Agents Warrants	366,480	$0.30	May 18, 2006

(c)   Shares in escrow or subject to a pooling agreement as at July 31, 2004

Number of Shares
Escrow	NIL

5.

List of Directors and Officers as at September 22, 2004

Name	Position

Chet Idziszek	Director, President, Chairman & C.E.O.
James Stewart	Director, Secretary
Donald Kohls	Director
Nell Dragovan	Director
Robert Sibthorpe	Director

SCHEDULE C

MANAGEMENT DISCUSSION

MADISON ENTERPRISES CORP.

(the “Company”)

MANAGEMENT DISCUSSION FOR

THE THREE AND NINE MONTHS ENDED JULY 31, 2004

MT. KARE PROPERTY, PAPUA NEW GUINEA

During the three months ended July 31, 2004, the Company began its current drilling program.  The Company has now completed five drill holes totaling 1,200 metres that tested four of the many targets newly identified in the IP geophysical survey.  Results from the program are pending.  Drilling has been stopped temporarily to allow the Company to complete its final interpretations and compilation of all new drilling results with previous exploration results, including recent IP geophysical data in order to prioritize drill targets at Mt. Kare.  Drilling is scheduled to resume in early November.  During the period, the Company also continued with its ongoing program of prospecting, pitting and trenching in areas of geologic interest.  This program resulted in the discovery of a new high grade zone where a trench testing a weak IP chargeability anomaly located 40 metres to the north of the northernmost known extent of the Western Roscoelite Zone returned 17.2 g/t gold and 150 g/t silver over 4.2 metres.  The trench did not completely expose the full width of the zone.  Numerous widespread pit samples located no more than 20 metres from the trench returned values from 1.49 g/t gold to 15.5 g/t gold.  It appears that the Western Roscoelite Zone is structurally displaced to the northwest beyond the extent of previous drilling and remains open to expansion to the northwest and possibly the southeast.  A fan of short drill holes is planned to test the potential of this new high-grade area.

The known mineral resource at Mt. Kare covers a surface area measuring approximately 600 metres by 800 metres and is characterized by a series of coincident high chargeability and high resistivity anomalies.  The IP survey successfully showed that the geophysical signatures associated with this mineralization directly extend well beyond the current resource outline.  Both the surface program and the drilling program have confirmed this.  Based on contoured results of the IP survey, the total area of coincident high chargeability and resistivity features has increased three-fold and now measures a minimum of 800 metres by 2,400 metres, most of which has not been drill tested.  In addition to new targets located in this expanded area, chargeability/resistivity targets also occur within the area of the Company’s current mineral resource outline that have not yet been drilled.  The Company intends to undertake an aggressive follow-up surface and drill program beginning in November upon completion of financing following the proposed share consolidation announced subsequent to the end of the period.

As at the end of the previous quarter, the Company had incurred exploration costs of $32,614,643 on its Mt. Kare Property in Papua New Guinea, including 235 diamond drill holes totaling 36,787 metres. To date, the existing mineral resources at Mt. Kare have been estimated by the independent engineering firm of Watts Griffis & McOuat to be indicated mineral resources of 14.68 million tonnes grading 2.36 g/t gold and 33.7 g/t silver and inferred mineral resources of 10.85 million tonnes grading 1.98 g/t gold and 22.7 g/t silver (using a 1.0 g/t gold equivalent cut-off and with the cutting of high grade gold assays to 30 g/t) representing approximately 1.8 million ounces of gold and 23.8 million ounces of silver.

During the three month period ended July 31, 2004, the Company incurred exploration expenditures of $1,001,566 on the Mt. Kare Property.  The expenditures on Mt. Kare included assay costs of $36,761, camp costs of $18,556, community relations costs totaling $81,248, contractor and staff costs totaling $230,664, drilling costs of $108,154, food supplies of $61,940, helicopter costs of $253,475 and travel and accommodation costs of $80,309.  The total of camp costs, community relations costs and food supplies of $161,744 reflect the Company’s need to promote stability in an area with no government infrastructure and include health, education and security costs. The Company expects the proportion of these types of costs to decrease as the Company increases its exploration activities at Mt. Kare. Helicopter costs are a result of the lack of road access to Mt. Kare, resulting in the need for helicopter support for transportation of all required food, supplies and personnel to and from the Mt. Kare camp.  The camp is powered by diesel generators which require monthly fuel hauls, also by helicopter.  The community relations costs include the rotational employment of two on-site managers and a full-time manager located in Port Moresby.  These personnel carry out a wide range of duties, including daily liaison with government staff, arranging police protection for the Mt. Kare area, organizing the health clinic for the Mt. Kare area, continuous dialogue with both the legitimate and non-legitimate landowners of the Mt. Kare area, supervising and paying of vegetation compensation claims, organizing work groups based on clan boundaries, administration of incorporating legal landowner groups, daily logistical management of the camp operations, daily communications with the Company’s Vancouver office, assisting with the requests for assistance to schools, churches and individuals.  Contractor costs were in respect of a full-time on-site geologist and a part-time consulting geologist supported by two full-time field assistants and various other pitting, trenching, sampling, line-cutting crews and a Vancouver-based geologist responsible for planning and supervising field crews and community relations staff and carrying out data compilation.  The Company also operates an on-site sample preparation lab during drilling programs at Mt. Kare in order to reduce shipping costs.

LEWIS PROPERTY, NEVADA

During the three months ended July 31, 2004, the Company continued its compilation of data obtained from work carried out prior to the period. As at the end of the previous quarter, the Company had incurred exploration costs of $1,629,980 on the Lewis Property, including 33 drill holes totaling 23,885 feet.  Results suggest that the Virgin Structural Zone, the main target on the Lewis Property, is comprised of two distinct styles of mineralization: sub-vertical, structurally controlled mineralization and sub-horizontal stratigraphically controlled mineralization.  Drilling has confirmed excellent lateral and vertical continuity of mineralization from surface to a minimum depth of 700 feet.  The gold-bearing mineralization, at least 1,850 feet in strike extent, takes the form of a continuous sub-vertical, linear body with a series of sub-horizontal, amoeba-shaped zones.  The Company intends to continue its detailed evaluation of the Virgin Structural Zone target area using structural geologic mapping, geochemistry, geophysics and drilling, subject to arranging financing for same.

During the three month period ended July 31, 2004, the Company incurred exploration expenditures of $34,976.  The expenditures on the Lewis Property included contractor and staff costs of $29,341 and travel and accommodation costs of $3,407.  Contractor and staff costs were for a full-time on-site geologist and assistant and a Vancouver-based geologist carrying out data compilation and report preparation.  The Company also engaged a consulting geologist to undertake preliminary prospecting, mapping, rock sampling and MMI soil geochemical sampling focussed on the Trinity-Cow Canyon area (a structure sub-parallel to the Virgin Structural Zone) and the Hider and White-Shiloh areas (northward extensions and splays of the Virgin Structural Zone).  A total of 25 rock samples and 250 MMI geochemical samples were collected.

Location	Sample #	Au (g/t)	Ag (g/t)	Au Equivalent (g/t)
Trinity	2A	0.30	32.1	0.84
	6A	0.62	97.6	2.25
	7A	0.63	118.0	2.60
	7B	0.48	245.0	4.57
	49	1.45	198.0	4.76

White & Shiloh	32A	0.68	492.0	8.90
	32B	4.77	751.0	17.31
	45	3.76	155.0	6.35

Hider	47A	14.55	1,085.0	32.67
	47B	1.08	35.6	1.68

The Trinity area is located between 500 and 1,000 metres east of the White & Shiloh area, located 500 metres east of the Hider Structural Zone.  The Hider Structural Zone is immediately on-trend to the northwest of the Virgin Structural Zone and may represent the northward extensions beyond the Company’s present area of drilling.  Samples 47A and 47B are located 1,500 metres north of the Company’s northernmost drill hole on the Virgin Structural Zone.

FINANCING

During the three months ended July 31, 2004, the Company carried out a brokered private placement of 3,054,000 units at a price of $0.25 per unit to generate gross proceeds of $763,500.  Each unit is comprised of one share and one half warrant, each full warrant entitling the purchase of one additional share of the Issuer at a price of $0.30 for a period of two years.

The proceeds from this placement were used to fund exploration on the Company's Mt. Kare gold property in Papua New Guinea and the Lewis Property in Nevada.

OPERATIONS AND FINANCIAL CONDITION

At July 31, 2004, the Company had total assets of $45,879,685 as compared with $44,267,125 at October 31, 2003.  This increase is due to the sale of share capital during the period as a result of the exercise of stock options and warrants that generated cash proceeds of $1,399,000.  Included in current assets was receivables of $121,861 of which $106,819 was due from related parties and was repaid subsequent to the end of the period.  This related party receivable was comprised of general and administrative expenses incurred by companies related by way of directors in common and is payable on demand.  The balance of $15,042 in receivables was comprised of a GST accrual and interest.  Working capital at July 31, 2004 decreased to $407,661 from working capital of $821,370 at October 31, 2003.   The Company's largest cash outflow in the three month period ended July 31, 2004 was as a result of exploration expenditures of $943,654.  During the three month period ended April 30, 2004, the Company’s largest cash outflow resulted from exploration expenditures of $434,914.

During the three month period ended July 31, 2004, the Company recorded interest income of $2,887 and a foreign exchange loss of $6,178.  During the three month period ended April 30, 2004, the Company recorded interest income of $4,030 and a foreign exchange gain of $2,325.

Expenses for the three month period ended July 31, 2004 were $188,200, down from $381,104 for the three month period ended April 30, 2004.  This decrease is due to filing fees which decreased by $51,434 to ($16,451) primarily as a result of repayment of filing fees associated with the brokered private placement paid during the previous quarter; legal fees which decreased by $9,198 to $19,040 primarily as a result of costs associated with the preparation of the Company’s annual report; public relations costs which increased by $11,612 to $48,121 as a result of the engagement of an investor relations representative; stock-based compensation which decreased by $130,383 to nil as a result of incentive stock options granted during the previous quarter; and travel costs which decreased by $23,699 to $1,793 as a result of travel expenses incurred in the previous period pursuant to the employment agreement with the Company’s chief executive officer.  During the three month period ended July 31, 2004, the Company incurred expenses of $16,400 with parties not at arm’s length to the Company.  These expenses are comprised of legal fees paid to a company controlled by a director of the Company totalling $16,400.   The Company also incurred office costs and wages on behalf of companies with directors in common pursuant to cost sharing arrangements with such companies.  As at July 31, 2004, the Company had receivables of $106,819 pursuant to such arrangements of which $16,844 were incurred during the three months ended July 31, 2004.  All such receivables were repaid subsequent to July 31, 2004.

The net loss for the three month period ended July 31, 2004 was $191,491 or $0.00 per share as compared with a net loss for the three month period ended April 30, 2004 of $374,749 or $0.01 per share.

Expenses for the nine month period ended July 31, 2004 were $762,677, up from $669,806 for the nine month period ended July 31, 2003 due principally to an increase in public relations and travel costs.  During the nine month period ended July 31, 2004, the Company incurred expenses of $82,400 with parties not at arm’s length to the Company.  These expenses are comprised of legal fees paid to a company controlled by a director of the Company totaling $54,375, consulting fees of $3,000 paid to a director and legal fees charged to resource properties of $25,025 paid to a company controlled by a director.  The Company also incurred office costs and wages on behalf of companies with directors in common pursuant to cost sharing arrangements with such companies.  As at July 31, 2004, the Company had receivables of $106,819 pursuant to such arrangements of which $44,607 were incurred during the nine months ended July 31, 2004.  All such receivables were repaid subsequent to July 31, 2004.

The net loss for the nine month period ended July 31, 2004 was $757,559 or $0.01 per share as compared with a net loss for the nine month period ended July 31, 2003 of $647,818, or $0.01 per share.

CAPITAL STOCK

During the three months ended July 31, 2004, the Company issued 3,054,000 units at a price of $0.25 per unit to generate gross proceeds of $763,500. During the three months ended April 30, 2004, the Company issued 500,000 shares pursuant to the exercise of incentive stock options and 4,587,000 shares pursuant to the exercise of share purchase warrants to generate cash proceeds of $100,000 and $1,143,750, respectively.

LIQUIDITY AND CAPITAL RESOURCES

In management's view, given the nature of the Company's activities, which consist of the acquisition, exploration, exploration management and sale of mineral properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources.  The Company does not currently own or have an interest in any mineral producing properties and has not derived any revenues from the sale of gold, silver or other materials in the last three financial years.

The Company's mineral exploration activities have been funded through sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all, and should this occur, there is substantial doubt about the ability of the Company to continue as a going concern.  In the near term, the Company plans to continue its exploration activities on its currently held properties.  Based on its working capital as at July 31, 2004, the Company expects to require additional financing for its currently held properties during the upcoming fiscal year.  The Company has not carried out debt financing nor has it made use of any financial instruments for hedging purposes.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year.

Management of the Company regularly reviews the net carrying value of the Company’s interest in each mineral property.  Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, operating capital and reclamation costs on an undiscounted basis.  Reductions in the carrying value of each property would be recorded to the extent the net book value of the investment exceeds the estimated future cash flows.  Where estimates of future net cash flows are not available and where other conditions such as the exploration results incurred by the Company and others suggest impairment, management assesses if carrying value can be recovered.

At July 31, 2004, the Company had working capital of $407,661, which management believes is insufficient to meet the Company’s general and administrative expenses and minimum expenditure commitments on the Lewis Property for the coming year. Subsequent to the end of the period, the Company announced a proposed share consolidation that it believes is necessary to obtain additional financing.  If the Company is to advance or develop its mineral properties further, it will be necessary to obtain additional funding and while the Company has been successful in the past, there can be no assurance that it will be able to do so in the future.  If such funds are not available or cannot be obtained and its joint venture arrangements are insufficient to cover the costs of the Company's mineral exploration activities, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company's liquidity either materially increasing or decreasing at present or in the foreseeable future.  Material increases or decreases in the Company's liquidity will be substantially determined by the success or failure of its exploration programs on its mineral exploration properties.

INVESTOR RELATIONS ACTIVITIES

The Company handles most investor relations activities internally by assigning various duties to officers, directors and employees.  These duties consist primarily of responding to enquiries from the Company's shareholders and the public, distribution of news and information about the Company and other developments in the resource industry, preparation for and attendance at industry conferences, maintenance of web sites on the Internet, increasing the Company's shareholder base and assisting in raising any capital which the Company might require.  However, during the period, the Company appointed Stewart Armstrong to act as an investor relations representative for a period of eight months beginning March 1, 2004.  His primary responsibilities are to answer investor inquiries and to liaise with investment advisors.

SUBSEQUENT EVENTS

Subsequent to the end of the period, the Company announced a proposed share consolidation that it believes is necessary to obtain additional financing.

MADISON ENTERPRISES CORP.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that an extraordinary general meeting of shareholders of Madison Enterprises Corp. will be held at Suite 2000, 1055 West Hastings Street, Vancouver, British Columbia, on Wednesday, the 27th day of October, 2004, at the hour of 10:00 a.m. (Vancouver time) for the following purposes:

1.

To consider and, if thought fit, pass a special resolution approving the alteration of the Company’s Notice of Articles to remove the application of the pre-existing company provisions prescribed under the Business Corporations Act (British Columbia), as described in the accompanying information circular.

2.

To consider and, if thought fit, pass a special resolution approving the adoption of a new form of Articles for the Company, as described in the accompanying information circular.

3.

To consider and, if thought fit, pass a special resolution consolidating the common shares of the Company on a five for one basis, as described in the accompanying information circular.

4.

To consider and, if thought fit, pass a special resolution changing the name of the Company to “Madison Minerals Inc.”, as described in the accompanying information circular.

5.

To transact such other business as may properly be transacted at such meeting or at any adjournment thereof.

If you are unable to attend the extraordinary general meeting in person, please read the information regarding proxies contained in the accompanying information circular and the notes included with the accompanying instrument of proxy and then complete and return the proxy within the indicated time.  It should be noted that the enclosed proxy is solicited by management of the Company, but you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the meeting.

DATED at Vancouver, British Columbia, as of this 23rd day of September, 2004.

BY ORDER OF THE BOARD

“Chet Idziszek”

Chet Idziszek
President and Chief Executive Officer

MADISON ENTERPRISES CORP.

INFORMATION CIRCULAR

as at September 23rd, 2004

SOLICITATION OF PROXIES

This information circular is furnished in connection with the solicitation of proxies by the management of Madison Enterprises Corp. (the “Company”) for use at the extraordinary general meeting of the shareholders of the Company (the “Meeting”) to be held at the time and place and for the purposes set forth in the accompanying notice of Meeting and at any adjournment thereof.  The solicitation will be by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company.  No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. The Company does not reimburse shareholders, nominees or agents for the costs incurred in obtaining from their principals authorization to execute forms of proxy.

APPOINTMENT OF PROXIES

The persons named in the accompanying instrument of proxy are directors and/or officers of the Company, and are proxyholders nominated by management. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO ATTEND AND ACT ON ITS BEHALF AT THE MEETING OTHER THAN THE NOMINEES OF MANAGEMENT NAMED IN THE ENCLOSED INSTRUMENT OF PROXY. TO EXERCISE THIS RIGHT, A SHAREHOLDER MUST STRIKE OUT THE NAMES OF THE NOMINEES OF MANAGEMENT NAMED IN THE INSTRUMENT OF PROXY AND INSERT THE NAME OF ITS NOMINEE IN THE BLANK SPACE PROVIDED ON THE PROXY.  A PERSON APPOINTED AS PROXYHOLDER NEED NOT BE A SHAREHOLDER OF THE COMPANY.

A form of proxy will only be valid if it is duly completed and signed as set out below and then deposited by hand, mail or fax with either the Company’s registrar and transfer agent, Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8 (Fax no. (604) 689-8144), or with the office of the Company at Suite 2000 – 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9 (Fax no. (604) 331-8773), at least 48 hours, excluding Saturdays, Sundays and holidays, prior to the commencement of the Meeting or any adjournment thereof.

An instrument of proxy must be signed by the shareholder or its attorney in writing, or, if the shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

NON-REGISTERED SHAREHOLDERS

Only registered shareholders of the Company or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the names of the brokerage firms, banks or trust companies through which they purchased the shares.  More particularly, a person is a non-registered shareholder with respect to shares which are held on behalf of that person but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the non-registered shareholder deals with in respect of the shares, such as a bank, trust company, securities dealer or broker and trustees or administrators of self-administered RRSP’s, RRIFs, RESPs and similar plans; or (b) in the name of a clearing agency, such as The Canadian Depository for Securities Limited (“CDS”), of which the Intermediary is a participant.  In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of this information circular and accompanying materials to the clearing agencies and Intermediaries for onward distribution to non-registered shareholders.

Intermediaries are required to forward this information circular and accompanying materials to non-registered shareholders unless a non-registered shareholder has waived the right to receive them. Intermediaries will commonly use service companies to forward these documents to non-registered shareholders.  Generally, non-registered shareholders who have not waived the right to receive these documents will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the non-registered shareholder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the non-registered shareholder when submitting the proxy.  In this case, the non-registered shareholder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with Pacific Corporate Trust Company as provided above under “Appointment of Proxies”; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the non-registered shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. The proxy authorization form will typically consist of a one page pre-printed form, however, it may also consist of a regular printed instrument of proxy accompanied by a page of instructions which contains a removable label containing a bar-code and other information.  In the latter case, in order for the form of proxy to validly constitute a proxy authorization form the non-registered shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit non-registered shareholders to direct the voting of the shares which they beneficially own.  Should a non-registered shareholder who receives one of the above forms wish to vote at the Meeting in person, the non-registered shareholder should strike out the names of the nominees of management named in the enclosed instrument of proxy and insert the non-registered shareholder’s name in the blank space provided.

The majority of Intermediaries now delegate responsibility for obtaining instructions from clients to ADP Investor Communications Services (“ADP”).  ADP typically either applies a special sticker to the proxy forms or provides its own form of proxy instruction solicitation form, mails those forms to the non-registered shareholders and asks non-registered shareholders to return the proxy forms to ADP or, in certain cases, to vote via e-mail.  ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting by proxies for which ADP has solicited voting instructions.  A non-registered shareholder receiving either a proxy with an ADP sticker on it or an ADP voting instruction solicitation form cannot use that proxy or ADP form to vote that non-registered shareholder’s common shares directly at the Meeting – the proxy or ADP voting instruction solicitation form must be returned to ADP (or, where possible, such instructions may be returned via e-mail) well in advance of the Meeting in order to have those common shares voted.

In all cases, non-registered shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy authorization form is to be delivered.

REVOCATION OF PROXIES

A proxy may be revoked by:

(c)

signing a proxy bearing a later date and depositing it at the place and within the time aforesaid;

(d)

signing and dating a written notice of revocation (in the same manner as the proxy is required to be executed, as set out in the notes to the proxy) and either delivering the same to the registered office of the Company, located at 1000 – 840 Howe Street, Vancouver, British Columbia, V6Z 2M1, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof;

(e)

attending the Meeting or any adjournment thereof and registering with the Scrutineer thereat as a shareholder present in person, whereupon such proxy shall be deemed to have been revoked; or

(f)

in any other manner provided by law.

Only registered shareholders have the right to revoke a proxy.  A non-registered shareholder who wishes to change its vote must, at least seven days before the Meeting, arrange for its Intermediary to revoke its proxy on its behalf.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

IF A SHAREHOLDER SPECIFIES A CHOICE WITH RESPECT TO ANY MATTER TO BE ACTED UPON, THE SHARES REPRESENTED BY PROXY WILL BE VOTED OR WITHHELD FROM VOTING BY THE PROXYHOLDER IN ACCORDANCE WITH THOSE INSTRUCTIONS ON ANY BALLOT THAT MAY BE CALLED FOR.  IN THE ENCLOSED FORM OF PROXY, IN THE ABSENCE OF ANY INSTRUCTIONS IN THE PROXY, IT IS INTENDED THAT SUCH SHARES WILL BE VOTED BY THE PROXYHOLDER, IF A NOMINEE OF MANAGEMENT, IN FAVOUR OF THE MOTIONS PROPOSED TO BE MADE AT THE MEETING AS STATED UNDER THE HEADINGS IN THE NOTICE OF MEETING TO WHICH THIS INFORMATION CIRCULAR IS ATTACHED.  IF ANY AMENDMENTS OR VARIATIONS TO SUCH MATTERS, OR ANY OTHER MATTERS, ARE PROPERLY BROUGHT BEFORE THE MEETING, THE PROXYHOLDER, IF A NOMINEE OF MANAGEMENT, WILL EXERCISE ITS DISCRETION AND VOTE ON SUCH MATTERS IN ACCORDANCE WITH ITS BEST JUDGMENT.

The instrument of proxy enclosed, in the absence of any instructions in the proxy, also confers discretionary authority on any proxyholder (other than the nominees of management named in the instrument of proxy) with respect to the matters identified herein, amendments or variations to those matters, or any other matters which may properly be brought before the Meeting.  To enable a proxyholder to exercise its discretionary authority a shareholder must strike out the names of the nominees of management in the enclosed instrument of proxy and insert the name of its nominee in the space provided, and not specify a choice with respect to the matters to be acted upon.  This will enable the proxyholder to exercise its discretion and vote on such matters in accordance with its best judgment.

At the time of printing this information circular, management of the Company is not aware that any amendments or variations to existing matters or new matters are to be presented for action at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Only those common shareholders of record on September 23, 2004, will be entitled to vote at the Meeting or any adjournment thereof, in person or by proxy.  On September 23, 2004, 85,621,583 common shares without par value were issued and outstanding, each share carrying the right to one vote.

To the best of the knowledge of management of the Company, no shareholder beneficially owns, directly or indirectly, or exercises control or discretion over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

EXECUTIVE COMPENSATION

During the fiscal year ended October 31, 2003, the Company paid a total of $252,525 in cash compensation to its directors and officers.  This amount does not take account of incentive stock options granted to or exercised by such directors and officers or other non-cash compensation, as more particularly described below.  No other funds were set aside or accrued by the Company during the fiscal year ended October 31, 2003, to provide pension, retirement or similar benefits for directors or officers of the Company pursuant to any existing plan provided or contributed to by the Company or its subsidiaries under applicable Canadian laws.

The Company is required, under applicable securities legislation in Canada, to disclose to its shareholders details of compensation paid to its executive officers.  The following fairly reflects all material information regarding compensation paid to the Company’s executive officers which has been disclosed to the Company’s shareholders under applicable Canadian law.

Cash and Non-Cash Compensation – Executive Officers and Directors

The Company currently has two executive officers:  Chet Idziszek, President and Chief Executive Officer, and James G. Stewart, Secretary (the “Named Executive Officers”).

The following table sets forth all annual and long term compensation for services in all capacities to the Company for the fiscal years ended October 31, 2003, 2002 and 2001 in respect of the individuals who were, at October 31, 2003, the Named Executive Officers.

Summary Compensation Table

	Annual Compensation				Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year (1)	Salary ($)	Bonus ($)	Other Annual Compen-sation (2) ($)	Securities Under Options Granted (3) (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Annual Compen-sation ($)
Chet Idziszek President and CEO	2003 2002 2001	$133,125 $133,125 $148,594	$2,500 $1,000 $3,000	Nil Nil Nil	427,000 Nil 488,080	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil
J.G. Stewart Secretary	2003 2002 2001	Nil Nil Nil	$2,500 $1,000 Nil	$114,400 $107,300 $85,500	325,000 Nil 300,000	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil

Notes:
(1)

Fiscal years ended October 31, 2003, 2002 and 2001.

(2)

Indicates legal fees paid to Mr. Stewart.

(3)

Indicates options granted in each of the fiscal periods shown.

Options Grants in Last Fiscal Year

The following table sets forth stock options granted during the fiscal year ended October 31, 2003, to the Named Executive Officers:

Name	Securities Under Options Granted (#)	% of Total Options Granted in Fiscal Year	Exercise or Base Price ($/Security) (1)	Market Value of Shares Underlying Options on Date of Grant ($/Security)	Expiration Date
Chet Idziszek	427,000	16%	$0.20	$0.20	December 30, 2007
J.G. Stewart	325,000	12%	$0.20	$0.20	December 30, 2007

Note:
(1)

The exercise price of stock options is set at not less than 100% of the market value (as defined in the Stock Option Plan referred to below) of a common share of the Company on the date of grant.  The exercise price of stock options may only be adjusted in the event that specified events cause dilution of the Company’s share capital.  Options vest immediately upon grant.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth details of all exercises of stock options during the fiscal year ended October 31, 2003, by the Named Executive Officers and the fiscal year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End (#)	Value of Unexercised In-the-Money Options at Fiscal Year-End (1) ($)
Chet Idziszek	Nil	Nil	915,080	$51,245
J.G. Stewart	Nil	Nil	625,000	$34,000

Note:
(1)

Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX Venture Exchange on October 31, 2003, of $0.24, less the exercise price of in-the-money stock options.

Defined Benefit or Actuarial Plan Disclosure

The Company does not provide retirement benefits for directors and executive officers.

Termination of Employment, Changes in Responsibilities and Employment Contracts

The Company has not entered into any formal employment agreements with its Named Executive Officers.

Long Term Incentive Plant (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation is intended to serve as an incentive for performance over a period greater than one financial year.

Stock Appreciation Rights

Stock Appreciation Rights (“SARs”) means a right, granted by an issuer or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the issuer’s shares.  No SARs were granted to or exercised by the Named Executive Officer or directors during the most recently completed financial year.

Report on Executive Compensation

The Company has no compensation committee.  The Company’s executive compensation program is administered by the Board of Directors, which is comprised of Chet Idziszek, Nell M. Dragovan, Donald W. Kohls, Robert A. Sibthorpe and James G. Stewart.  The executive compensation program is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and the long term.  Base salaries, particularly that for the CEO, are set at levels which are below those competitive with the base salaries paid by leading corporations of a size comparable to the Company within the resource industry.  However, share ownership opportunities in the form of incentive stock options are provided to align the interests of executive officers with the longer term interests of shareholders.  The performance of the Company does not generally factor into the CEO’s compensation from year to year.

Compensation for the CEO as well as for executive officers as a whole (except as noted below) consists of a base salary, along with a longer term incentive in the form of stock options granted.  As an executive officer’s level of responsibility increases, a greater percentage of total compensation is based on performance (as opposed to base salary and standard employee benefits) and the mix of total compensation shifts towards stock options, thereby increasing the mutuality of interest between executive officers and shareholders.  This is also true for the Secretary of the Company, except that he does not have a base salary but instead receives fees for the provision of legal services to the Company.

The Board of Directors has sole discretion to determine the key employees to whom it grants incentive stock options and to determine the terms and conditions of the options.  Individual grants are determined by an assessment of an individual’s current and expected future performance, level of responsibilities and the importance of the position to the Company.

Performance Graph

The chart below compares the yearly percentage change in the cumulative total shareholder return on the Company’s common shares against the cumulative total shareholder return of the S&P/TSX Composite Index for the five fiscal year period commencing November 1, 1998 and ending October 31, 2003*.

Comparison of 5-Year Total Shareholder Return on Common Shares of the Company & the S&P/TSX Composite Index

*

Assumes that the initial value of the Company’s common shares and in the S&P/TSX Composite Index was $100 on November 1, 1998, and that all dividends were reinvested.

	Oct. 31, 1999	Oct. 31, 2000	Oct. 31, 2001	Oct. 31, 2002	Oct. 31, 2003
The Company S&P/TSX Composite	$57.14 $116.88	$13.71 $155.27	$4.00 $110.91	$8.57 $100.65	$13.71 $125.20

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated for providing services in their capacity as directors, for committee participation or for involvement in special assignments during the most recently completed financial year or subsequently up to and including the date of this information circular, except that directors are compensated for their actual expenses incurred in pursuance of their duties as directors and certain directors may be compensated for services rendered as consultants or experts.  In this regard, J.G. Stewart, the Secretary and a director of the Company, received $114,400 for legal services rendered during the last completed fiscal year.

The following table sets forth stock options granted by the Company during the fiscal year ended October 31, 2003, to directors who are not Named Executive Officers of the Company

.Name	Securities Under Options Granted (#)	% of Total Options Granted in Fiscal Year	Exercise or Base Price ($/Security) (1)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Abdullah M. Basodan(2)	150,000	5.6%	$0.20	$0.20	December 30, 2007
Nell Dragovan	150,000	5.6%	$0.20	$0.20	December 30, 2007
Donald W. Kohls	150,000	5.6%	$0.20	$0.20	December 30, 2007
Catherine McLeod-Seltzer (3)	150,000	5.6%	$0.20	$0.20	December 30, 2007
Robert Sibthorpe	150,000	5.6%	$0.20	$0.20	December 30, 2007

Notes:
(1) The exercise price of stock options is set at not less than 100% of the market value (as defined in the Stock Option Plan referred to below) of a common share of the Company on the date of the grant.  The exercise price of stock options may only be adjusted in the event that specified events cause dilution of the Company’s share capital.  Options vest immediately upon grant.
(2) Dr. Basodan  resigned as a director on June 7, 2004.

(3) Ms. McLeod-Seltzer resigned as a director on June 5, 2003.

The following table sets forth details of all exercises of stock options during the fiscal year ended October 31, 2003, by directors who are not Named Executive Officers of the Company, and the fiscal year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End (#) Exercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)(1) Exercisable
Abdullah M. Basodan(2)	Nil	Nil	475,000	$28,750
Nell Dragovan	Nil	Nil	449,000	$26,930
Donald W. Kohls	Nil	Nil	345,000	$19,650
Catherine McLeod-Seltzer (3)	Nil	Nil	275,000	$14,750
Robert Sibthorpe	Nil	Nil	275,000	$14,750

Notes:
(1)

Value of unexercised in-the-money options calculated using the closing price of common shares of  the Company on the TSX Venture Exchange on October 31, 2003, of $0.24, less the exercise price of in-the-money stock options.
(2)

Dr. Basodan  resigned as a director on June 7, 2004.

(3)

Ms. McLeod-Seltzer resigned as a director on June 5, 2003.

Securities authorized for issuance under equity compensation plans

The following table sets out, as of the end of the Company’s fiscal year ended October 31, 2003, all required information with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by securityholders	5,161,000	$0.20	823,000
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	5,161,000	$0.20	823,000

INDEBTEDNESS OF DIRECTOR AND SENIOR OFFICERS

None of the directors or senior officers of the Company or any subsidiary thereof, or any associate or affiliate of the above, is or has been indebted to the Company at any time since the beginning of the last completed fiscal year of the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Company or any associate or affiliate thereof, has or has had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction during the past fiscal year, which has materially affected or will materially affect the Company, other than as disclosed by the Company during the course of the year or as disclosed herein.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the board of directors, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the board and who are charged with the day to day management of the Company.  The board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.  As a Tier 1 company listed on the TSX Venture Exchange, the Company is required to disclose to shareholders on an annual basis information about its corporate governance practices and processes, and is encouraged to comply with the guidelines for improved corporate governance in Canada adopted by The Toronto Stock Exchange (the “Exchange Guidelines”).

The board considers good corporate governance to be central to the effective and efficient operations of the Company.  While the Exchange Guidelines are not requirements, but rather recommendations, the intention of the board is to set in place Company practices that are substantially aligned with the Exchange Guidelines and other applicable corporate governance guidelines.  The board believes that a flexible approach to corporate governance practices is important in order to allow the Company to adopt a governance framework best suited to the Company.  The board believes that in the case of some of the Exchange Guidelines, alternative approaches may be preferable given the Company’s particular circumstances.

The following table indicates how the corporate governance practices of the Company align with the Exchange Guidelines:

Exchange Guidelines	Current and Intended Corporate Governance Practices of the Company
1. Board should explicitly assume responsibility for stewardship of the corporation, and specifically for:

The board is responsible for the stewardship of the business and affairs of the Company and it reviews, discusses and approves various matters related to the Company’s operations, strategic direction and organizational structure to ensure that the best interests of the Company and its shareholders are being served. The board meets at least twice during the year to review ongoing business of the Company.  The board also meets when matters arise that require consideration prior to the next regularly scheduled meeting.

(a) Adoption of a strategic planning process

Each year the board reviews the strategic business plan and corporate objectives of the Company, which includes approval of the annual operating plan and approval of capital expenditures, acquisitions, dispositions, investments and financings.

The board monitors management on a regular basis.  Management of the Company is aware of the need to obtain board approval for significant corporate or business transactions outside of the normal course of business.  Less significant activities which can be addressed by management are often reported to the board, with whom management has an excellent working relationship.

(b) Identification of principal risks, and implementing risk management systems	The board and its audit committee identify the principal risks of its business and ensure the implementation of appropriate systems to manage such risks on an ongoing basis.
(c) Succession planning and monitoring senior management

The entire board is responsible for this function, which includes appointing senior management and monitoring their performance. In order to train, develop and retain senior management, the board encourages professional and personal development activities and courses.  Due to the current size of the Company, there is no formal job description or succession planning program in place.

(d) Communications policy

The board believes that its communications with shareholders and others interested in the Company are responsive and effective.  The Company formally maintains communication with its shareholders and other interested parties through various channels, including annual and quarterly reports, news releases and statutory filings.  Management is available to shareholders to respond to questions and concerns on a prompt basis.  Information is also widely available at the Company’s website located at www.madison-enterprises.com.  Shareholders may contact the Company via the website, by e-mail or by telephone.  The president and secretary have primary responsibility for reviewing disclosure documents and ensuring compliance with continuous disclosure requirements with dissemination authorized only by the president and secretary.

(e) Integrity of internal control and management information systems

The board and its audit committee are responsible for the supervision of the reliability and integrity of the accounting principles and practices, financial reporting and disclosure practices followed by management.  The audit committee is responsible for ensuring that management has established an adequate system of internal controls and maintains practices and processes to assure compliance with applicable laws.

2. Majority of directors should be unrelated

The board is comprised of five directors, of whom two can be defined as “unrelated directors” or “directors who are independent of management and free from any interests and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the directors’ ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholdings” and does not have interests in or relationships with the Company.  To the best of the Company’s knowledge, the Company does not have a significant shareholder.

3. Disclose, for each director, whether he is related, and how that conclusion was reached	Chet Idziszek is considered to be a related director because he is the president and CEO of the Company and therefore a member of management.
James Stewart is considered to be a related director because he is the secretary of the Company and therefore a member of management.
Nell Dragovan is considered to be a related director because she is the spouse of Chet Idziszek.

Donald Kohls and Robert Sibthorpe are unrelated directors because they are independent of management of the Company, and are not subject to influence by any particular shareholder of the Company and do not have any business, employment or other relationships with the Company.

The shareholdings of each current director is disclosed in the management information circular for the Company’s most recent annual general meeting under the heading “Election of Directors”.

4.

Appoint a committee of directors, composed exclusively of outside (non-management) directors, a majority of whom are unrelated, responsible for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis

The Company does not have a Nominating Committee. The entire board is responsible for recruiting new directors, proposing new director nominees and reviewing the performance and qualifications of existing directors.

5. Implement a process for assessing the effectiveness of the board, its committees and the contribution of individual directors

The board reviews, on a regular basis, its size and composition.  It also regularly assess its effectiveness as a whole, the effectiveness of its committees and the contributions of individual directors.

6. Provide an orientation and education program for new directors

The Company has not adopted a formal orientation and education program for new directors, and all relevant information is communicated to new directors informally.  The board considers that the adoption of a formal orientation and education program for new directors is not presently warranted given the size of the Company and the current composition of the board. Senior management provides regular reports to the directors on the Company’s activities.

7. Implement a process to examine size of board, with a view to improving effectiveness

The board is of the view that its current size (five directors) is conducive to effective decision-making. However, the board would consider adding an additional unrelated director, if a suitable candidate was available.

8. Board should review compensation of directors in light of risks and responsibilities

There are no arrangements under which directors are compensated by the Company and its subsidiaries. The board reviews the Company’s stock option plan annually and determines the number, if any, of options to be granted to directors, officers and employees.

9. Committees of the board should generally be composed of outside (non-management) directors, a majority of whom are unrelated directors	There is currently one committee of the board, the audit committee.

The audit committee generally meets at least once each quarter and reviews the annual and quarterly financial statements.  Through meetings with external auditors and senior management, the audit committee discusses, among other things, the effectiveness of the internal control procedures established for the Company.  The members of the audit committee are Donald Kohls, Robert Sibthorpe and Nell Dragovan, two of whom are unrelated directors.

Other matters are considered by the full board. As required by applicable law or when circumstances warrant, the board may strike ad hoc committees.
10. Board should expressly assume responsibility for, or assign to a committee the general responsibility for, the approach to corporate governance issues

The board is currently responsible for the Company’s approach to corporate governance issues, and conducts regular reviews of the Company’s corporate governance practices to ensure continued compliance with applicable stock exchange rules and applicable laws, drawing, in part, upon the expertise of the Company’s external auditors and corporate legal counsel.

11.

The Board, together with the Chief Executive Officer, should develop position descriptions for the Board and the Chief Executive Officer involving the definition of the limits to management’s responsibilities

There are no formal job descriptions for directors or for management.  The directors of the Company require management of the Company to provide complete and accurate information with respect to management’s activities and to provide relevant information concerning the industry in which the Company operates.  The board monitors and assesses management through its regular contact with the management team, most of whom provide reports to the board or its committees at meetings.

12. Implement structures and procedures to ensure the Board can function independently of management

There are no special structures in place to facilitate the functioning of the directors of the Company independently of management. However, the outside directors are given full access to management so that they can develop an independent perspective and express their views and communicate their expectations of management.

13. Establish an audit committee, composed only of outside directors, with a specifically defined mandate	See item 9 above.
14. Implement a system to enable individual directors to engage outside advisors, at the Company’s expense

The directors of the Company have not implemented any formal system enabling an individual director to engage an outside advisor at the expense of the Company in appropriate circumstances.  Upon notice to the president and CEO, all directors have the right to seek legal advice at the Company’s expense.  Other outside advisors may be engaged at the Company’s expense upon request to the board.

PARTICULARS OF MATTERS TO BE ACTED UPON

Alterations to Company’s Notice of Articles and Articles

On March 29, 2004, the new British Columbia Business Corporations Act (“BCA”) was proclaimed, replacing the pre-existing British Columbia Company Act.  Accordingly, the Company is now subject to the BCA, and no longer governed by the Company Act.  The BCA is a more modern corporate statute, and is designed to provide greater flexibility and efficiency for British Columbia companies.

In accordance with the BCA, the Company must file a transition application with the Registrar of Companies, the principal element of which involves replacing the Company’s memorandum with a new form designated a Notice of Articles.  Once the Company has filed its transition application, it may alter its Notice of Articles and adopt a new form of articles to take advantage of the greater flexibility and efficiency inherent in the BCA, and to make its articles consistent with the terminology and certain provisions of the BCA.

The Company is proposing to alter its Notice of Articles to remove the application of certain provisions prescribed in the BCA called the pre-existing company provisions (“PCPs”).  The PCPs are statutory provisions intended to preserve the application of certain provisions of the Company Act to companies formed under the Company Act until the shareholders pass a special resolution making them inapplicable.   Because the Company is a reporting issuer, the only significant PCP that is applicable is the requirement that a special resolution be approved by not less than three quarters of the votes cast, as opposed to the two-thirds majority applicable under the BCA.  Removal of the PCPs will allow a special resolution of the Company to be approved by a two-thirds majority vote, which will provide the Company with greater flexibility for future corporate activities and be consistent with companies in other jurisdictions.

At the Meeting, shareholders will be asked to approve a special resolution altering the Notice of Articles to remove the application of the PCPs.  The text of the special resolution to be considered and, if thought fit, approved at the Meeting is as follows:

“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.

The Notice of Articles of the Company be altered to remove the application of the pre-existing company provisions, as provided for in the British Columbia Business Corporations Act, and the Company’s Notice of Articles be altered accordingly.

2.

Any one director or officer of the Company be and is hereby authorized to do all things and execute all instruments necessary or desirable to give effect to this special resolution, including without limitation filing a certified copy of this special resolution and a notice of alteration of the Notice of Articles with the British Columbia Registrar of Companies.

3.

Notwithstanding that this special resolution has been duly passed by the shareholders of the Company, the directors of the Company be and are hereby authorized and empowered to revoke this resolution at any time prior to the effective date hereof, and to determine not to proceed with the alteration to the Notice of Articles without further approval of the shareholders of the Company.”

Approval of the special resolution will require the affirmative votes of the holders of not less than 75% of the votes cast at the Meeting in respect thereof.  As set out in the text of the special resolution, notwithstanding its approval, the board of directors may determine not to proceed with the alteration to the Notice of Articles at any time prior to its effective date.

Management of the Company recommends that shareholders vote in favour of the special resolution altering the Notice of Articles to delete the PCPs, and the persons named in the enclosed form of proxy intend to vote for the approval of the resolution at the Meeting unless otherwise directed by the shareholders appointing them.

In addition to deleting the PCPs, the Company is proposing to delete its existing articles in their entirety and replace them with a new set of articles.  The new set of articles will make the Company’s articles consistent with the terminology and provisions of the BCA.  Most of the changes in the new form of articles are minor in nature, and will not effect shareholders or the day-to-day administration of the Company.  However, there are several changes of note:

1.

The directors will be able to approve a change of name of the Company without the necessity of obtaining shareholder approval.

2.

The directors will be able to increase the authorized capital of the Company without the necessity of obtaining shareholder approval.

3.

The directors will be able to alter the Company’s authorized share structure without the necessity of obtaining shareholder approval.

4.

The requirement for a pro rata purchase of the shares of the Company will be deleted.

A copy of the proposed new articles of the Company will be available for inspection at the Meeting and at the Company’s office, located at 2000-1055 West Hastings Street, Vancouver, British Columbia, during regular business hours up to the day before the Meeting.

At the Meeting, shareholders will be asked to approve a special resolution deleting the existing articles of the Company in their entirety and replacing them with the new form of articles.  The text of the special resolution to be considered and, if thought fit, approved at the Meeting is as follows:

“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.

The existing articles of the Company be deleted in their entirety, and the form of articles presented to the shareholders at the extraordinary general meeting of the Company, a copy of which is attached as Schedule A hereto, be adopted as the articles of the Company.

2.

Any one director or officer of the Company be and is hereby authorized to do all things and execute all instruments necessary or desirable to give effect this special resolution, including without limitation delivering a certified copy of this special resolution to the British Columbia Registrar of Companies.

3.

Notwithstanding that this special resolution has been duly passed by the shareholders of the Company, the directors of the Company be and are hereby authorized and empowered to revoke this resolution at any time prior to the effective date hereof, and to determine not to proceed with the alteration of the articles of the Company without further approval of the shareholders of the Company.”

Approval of the special resolution will require the affirmative votes of the holders of not less than 75% of the votes cast at the Meeting in respect thereof.  As set out in the text of the special resolution, notwithstanding its approval, the board of directors may determine not to proceed with the alteration of the articles at any time prior to its effective date.

Management of the Company recommends that shareholders vote in favour of the special resolution altering the articles of the Company, and the persons named in the enclosed form of proxy intend to vote for the approval of the resolution at the Meeting unless otherwise directed by the shareholders appointing them.

Consolidation of Common Shares

Management of the Company believes that, having regard to the large number of common shares issued and outstanding and the reduced prices at which the common shares have traded during the last year, it would be in the best interests of the Company and its shareholders to consolidate the common shares.  Management believes that a consolidation will greatly enhance the Company’s ability to raise the funds necessary to continue development of its mineral projects.

Management is proposing that the common shares be consolidated on a one (new) for five (old) basis, subject to regulatory approval.

The Company will not issue any fractional common shares which may result from the consolidation, with any fractional shares which may result being cancelled.

As a result of the consolidation, the Company will be required by the policies of the TSX Venture Exchange (“TSXV”) to change its name.  See “Change of Name” below.

Except for the cancellation of any resulting common shares, the change in the number of issued and outstanding common shares that will result from the consolidation will cause no change in the stated capital attributable to the common shares and will not materially affect any shareholder’s percentage ownership in the Company, even though such ownership will be represented by a smaller number of common shares.

The consolidation will not affect the Company’s existing listing on TSXV.  However, the consolidation could lead to an increase in the number of shareholders who hold less than a board lot, or board lots plus odd lots, and the cost to shareholders of transferring odd lots may be higher than the cost of transferring board lots.

The number of common shares issuable upon the exercise of outstanding options and warrants and the option or warrant price therefor will be adjusted proportionately to reflect the share consolidation.

At the Meeting, shareholders will be asked to approve a special resolution consolidating the common shares.  The text of the special resolution to be considered and, if thought fit, approved by shareholders at the Meeting is as follows:

“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.

Subject to receipt of any necessary regulatory approvals, the common shares without par value be consolidated on a basis of one share for every five shares, that any fractional share which may result from the consolidation be cancelled, and that the Notice of Articles of the Company be altered accordingly.

2.

Any director or officer of the Company be and is hereby authorized to do all things and execute all instruments necessary or desirable to give effect to this special resolution.

3.

Notwithstanding that this special resolution has been duly passed by the shareholders of the Company, the directors of the Company be and are hereby authorized and empowered to revoke this resolution at any time prior to the effective date of the consolidation, and to determine not to proceed with the consolidation without further approval of the shareholders of the Company.”

Subject to the receipt of all necessary approvals, including the passing of the foregoing special resolution by the shareholders of the Company, the common shares will commence trading on the TSXV under the new name on a consolidated basis on a date to be determined by the TSXV.

To effect the consolidation the Company will send a letter of transmittal by mail to holders of common shares instructing them to surrender the certificates evidencing their common shares for replacement certificates representing the number of common shares to which they are entitled as a result of the consolidation.  Shareholders will not have to pay a transfer or other fee in connection with the exchange of certificates.  Until surrendered, each current certificate representing common shares will be deemed for all purposes to represent the number of common shares to which the shareholder is entitled as a result of the consolidation.

Approval of the special resolution will require the affirmative votes of the holders of not less than 75% of the votes cast at the Meeting in respect thereof, and will require the approval of the TSXV.  As set out in the text of the special resolution, notwithstanding its approval, the board of directors may determine not to proceed with the consolidation at any time prior to its effective date.

Management of the Company recommends that shareholders vote in favour of the special resolution consolidating the common shares, and the persons named in the enclosed form of proxy intend to vote for the approval of the special resolution at the Meeting unless otherwise directed by the shareholders appointing them.

Change of Name

Under the policies of the TSXV, the Company is required to change its name as a condition of the TSXV’s approval of the share consolidation discussed above.  Management of the Company proposes to change the name of the Company from “Madison Enterprises Corp.” to “Madison Minerals Inc.” to satisfy this requirement.  By retaining “Madison” in its name the Company will retain the corporate presence and goodwill it has established.

At the Meeting, shareholders will be asked to approve a special resolution changing the Company’s name.  The text of the special resolution to be considered and, if thought fit, approved by shareholders at the Meeting is as follows:

“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.

Subject to receipt of any necessary regulatory approvals, the name of the Company be changed from “Madison Enterprises Corp.” to “Madison Minerals Inc.”, and that the Notice of Articles of the Company be altered accordingly.

2.

Any one officer or director of the Company be and is hereby authorized to do all things and execute all instruments necessary or desirable to give effect to this special resolution.

3.

Notwithstanding that this special resolution has been duly passed by the shareholders of the Company, the directors of the Company be and are hereby authorized and empowered to revoke this resolution at any time prior to the effective date of the name change, and to determine not to proceed with the name change without further approval of the shareholders of the Company.”

Approval of the special resolution will require the affirmative votes of the holders of not less than 75% of the votes cast at the Meeting in respect thereof, and will require the approval of the TSXV.  As set out in the text of the special resolution, notwithstanding its approval, the board of directors may determine not to proceed with the name change at any time prior to its effective date.

Management of the Company recommends that shareholders vote in favour of the special resolution changing the Company’s name, and the persons named in the enclosed form of proxy intend to vote for the approval of the special resolution at the Meeting unless otherwise directed by the shareholders appointing them.

Management of the Company knows of no other matters to come before the Meeting other than as set forth above and in the notice of Meeting accompanying this information circular.

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com.  Shareholders of the Company may obtain copies of the Company’s financial statements and management discussion and analysis by contacting the Company at the Company’s head office at Suite 2000, 1055 West Hastings Street, Vancouver, B.C.  V6E 2E9 during normal business hours, by mail at that address, by phone at 604-331-8772 or by fax at 604-331-8773.

Financial information is provided in the Company’s comparative financial statements and management discussion and analysis for its most recently completed financial year.

DATED at Vancouver, British Columbia as of the 23rd day of September, 2004.

BY ORDER OF THE BOARD

“Chet Idziszek”

Chet Idziszek

President and Chief Executive Officer

PROXY

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

MADISON ENTERPRISES CORP.

TO BE HELD AT:

Suite 2000 – 1055 West Hastings Street

Vancouver, British Columbia

ON Wednesday, October 27, 2004 AT 10:00 AM

The undersigned member (“Registered Shareholder”) of the Company hereby appoints, Chet Idziszek, President of the Company, or failing this person, James G. Stewart, Secretary of the Company, or in the place of the foregoing, _______________________________(print the name), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the “Meeting”) and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: ______________________________________

DATE SIGNED: ___________________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. To approve a special resolution altering the Company’s Notice of Articles to remove the application of the Pre-existing Company Provisions			N/A
2. To approve a special resolution adopting a new form of articles for the Company			N/A
3. To approve a special resolution consolidating the common shares of the Company			N/A
4. To approve a special resolution changing the name of the Company			N/A
5. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions			N/A

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.

This Proxy is solicited by the Management of the Company.

2.

This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4.

A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.

A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)

  appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder).  Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

OR

(b)

  appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person.  To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of “PACIFIC CORPORATE TRUST COMPANY” no later than forty eight (“48”) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.

The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683) and Internet voting at http://www.stocktronics.com/webvote

Request for Voting Instructions (“VIF”)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

MADISON ENTERPRISES CORP.

TO BE HELD AT:

Suite 2000 – 1055 West Hastings Street

Vancouver, British Columbia

ON  Wednesday, October 27, 2004 at 10:00 AM

To our securityholders:

We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the class of securities that are held on your behalf by the intermediary identified below.  Unless you or someone on your behalf attends the meeting as a proxy holder, your securities can be voted only by management, as proxy holder of the registered holder, in accordance with your instructions.

We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions.  In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions.  Please complete and return the information requested in this form to provide your voting instructions to us promptly.

Should you wish to attend and vote at the meeting or have someone else attend and vote at the meeting on your behalf, please see the instructions on the reverse side of this form.

This VIF must be returned to Pacific Corporate Trust Company (“PCTC”) by mail or fax at least forty-eight (“48”) hours before the Meeting (excluding Saturday, Sunday and holidays).  The mailing address of PCTC is 10th Floor, 625 Howe Street, Vancouver, BC, V6C 3B8, and its fax number is 604-689-8144.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. To approve a special resolution altering the Company’s Notice of Articles to remove the application of the Pre-existing Company Provisions			N/A
2. To approve a special resolution adopting a new form of articles for the Company			N/A
3. To approve a special resolution consolidating the common shares of the Company			N/A
4. To approve a special resolution changing the name of the Company			N/A
5. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions			N/A

If this VIF is signed and the form is not marked otherwise, the securities will be voted in favour of each matter identified in the notice of meeting.

If this VIF is not dated in the space provided, authority is hereby given by you, the securityholder, for the proxyholder to date this form seven (7) calendar days after the date on which it was mailed to you, the securityholder.

This VIF confers discretionary authority to vote on such other business as may properly come before the meeting or any adjournment thereof.

This VIF should be read in conjunction with the accompanying notice of meeting and information circular.

By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to voting of, these securities.

(If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.)

SECURITYHOLDER SIGN HERE: ___________________________

DATE SIGNED: ___________________________

THIS FORM MUST BE SIGNED AND DATED.

Please complete the following only if you or someone other than a management representative will be attending the meeting.

Should you wish to attend the meeting and vote or have someone else attend and vote at the meeting on your behalf, please write the name of the person who will attend in the place provided below and we will send to you a form of legal proxy which will grant you or the person specified by you the right to attend the meeting and vote.  If you require assistance in that regard, please contact YASMIN JUMA  at PCTC at 604-689-9853.

PRINT NAME OF PERSON WHO WILL BE ATTENDING THE MEETING HERE: ___________________________

SECURITYHOLDER SIGN HERE: ___________________________

DATE SIGNED: ___________________________

PLEASE SIGN AND DATE.

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of "PACIFIC CORPORATE TRUST COMPANY" no later thanforty-eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.

The mailing address of Pacific Corporate Trust Company is 625 Howe Street, 10th Floor, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

IF A HOLDER I.D. AND HOLDER CODE APPEAR IN THE ADDRESS BOX ON THE FACE OF THIS FORM

 BENEFICIAL SECURITYHOLDERS ARE ABLE TO COMPLETE TELEPHONE VOTING AT 1-888-Tel-Vote (1-888-835-8683)

 OR INTERNET VOTING AT http://www.stocktronics.com/webvote